FANCAMP EXPLORATION LTD.

7290 Gray Avenue, Burnaby, British Columbia, V5J 3Z2
Telephone: 604-434-8829 Facsimile: 604-434-8823

[redacted]

07027492

October 17, 2007

Office of International
Corporate Finance
Division of Corporate Finance
Securities and Exchange Commission
Washington, D.C.
20549

SUPPL

Reference: Fancamp Exploration Ltd. - File No. 82-3929

Dear Sirs:

Please find enclosed copy of our news release of even date, as required pursuant to Rule 12g3(b) of the Securities and Exchange Act of 1934. This release has been disseminated via Marketwire.

Yours very truly,

FANCAMP EXPLORATION LTD.

Debra Chapman
Director and Secretary

PROCESSED
OCT 30 2007
THOMSON
FINANCIAL

/dc

Encl.

10/23

FANCAMP EXPLORATION LTD.

7290 Gray Avenue, Burnaby, British Columbia, V5J 3Z2
Telephone: 604-434-8829 Facsimile: 604-434-8823

File No. 82-3929

NEWS RELEASE

FANCAMP EXPLORATIONS - McFAULD'S PROPERTY

October 17, 2007

TSX Trading Symbol: **FNC**
S.E.C. Exemption: 12(g)3-2(b)

To further clarify the Company's descriptive remarks in its October 11, 2007 release regarding the 2003 airborne magnetic and TDEM survey carried out over the McFauld's Lake area, and the Company's property in particular, attached are two original maps from this survey, a calculated gradient magnetic map and the TDEM anomaly profiles along the same lines.

The conductor over the Noront discovery can be seen immediately northwest of Fancamp's claim 3012258, with additional conductors visible to the south on the claim itself. These conductors, like the Noront conductor, are associated with strong magnetic anomalies.

ON BEHALF OF THE BOARD

"Peter H. Smith", Ph.D., P.Eng., President

For further information, contact: Peter H. Smith, Ph.D.,P.Eng., President, at 514-481-3172

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.


FANCAMP
EXPLORATION LTD
PROPERTY
Scale 1:25000
Fancamp Exploration Ltd.
McFauld's Lake Area
James Bay Lowlands, Ontario
Calculated Vertical Derivative SI-Grid
Scott Hogg & Associates Ltd
Geophysical Services
shgeophysics.com
Survey Flown July-August, 2003
FUGRO
FUGRO AIRBORNE SURVEYS



Profile Legend
Scale 1:25000
Fancamp Exploration Ltd.
McFauld's Lake Area
James Bay Lowlands, Ontario
dB/dt Profiles X and Z Coils
Scott Hogg & Associates Ltd
Geophysical Services
shageophysics.com
Survey Flown July-August, 2003
FUGRO AIRBORNE SURVEYS
FANCAMP EXPLORATION LTD. PROPERTY

END